# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLEAN ENERGY FUELS CORP., CIK 0001368265
CUSIP: 184499101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4675 MacArthur Court, Suite 800, Newport Beach, California (CA), 92660
Date of event which requires filing of this statement: 11/17/2025
Amends the filing with accession number 0001193125-18-167628
Filed by CIK 0000879764
Persons authorized to receive notices and communications: Paul Moss-Bowpitt, 2, place Jean Millier, La Defense 6, Courbevoie, France (I0), 92400, 33 1 41 35 28 34

## Reporting persons
- TotalEnergies SE (CIK 0000879764): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 51,127,576; sole dispositive power 0; shared dispositive power 42,581,801; aggregate amount beneficially owned 51,127,576 (23.3% of the class)
  Comment: The amount reported in row 8 constitutes (i) 42,581,801 shares of Common Stock (as defined in Item 1 below) that were purchased by TotalEnergies Marketing Services SAS (formerly known as TOTAL MARKETING SERVICES S.A.) (a direct wholly owned subsidiary of TotalEnergies SE) ("Purchaser," and, together with TotalEnergies SE, the "Reporting Persons") pursuant to a Stock Purchase Agreement, dated May 9, 2018 (the "Stock Purchase Agreement"), between Purchaser and Clean Energy Fuels Corp. (the "Issuer") and (ii) 8,545,775 shares of Common Stock that are the subject of a Voting Agreement, dated May 9, 2018, among Purchaser, the Issuer and all of the Issuer's directors and officers as of such date (the "Voting Agreement"), in favor of Purchaser. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party's proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement with respect to the election of the individuals designated by Purchaser to serve on the Issuer's board of directors pursuant to Purchaser's director designation rights under the Stock Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
  
  The percentage shown in row 13 is calculated based on 219,300,999 shares of Common Stock issued and outstanding as of October 28, 2025, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (the "Commission") on November 4, 2025.
- TotalEnergies Marketing Services SAS (CIK 0001743086): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 51,127,576; sole dispositive power 0; shared dispositive power 42,581,801; aggregate amount beneficially owned 51,127,576 (23.3% of the class)
  Comment: The amount reported in row 8 constitutes (i) 42,581,801 shares of Common Stock (as defined in Item 1 below) that were purchased by Purchaser pursuant to the Stock Purchase Agreement and (ii) 8,545,775 shares of Common Stock that are the subject of the Voting Agreement. Under the Voting Agreement, each Voting Agreement Party appointed Purchaser as such party's proxy and attorney-in-fact, and authorized Purchaser to represent and vote (or consent, if applicable) the shares of Common Stock subject to the Voting Agreement with respect to the election of the individuals designated by Purchaser to serve on the Issuer's board of directors pursuant to Purchaser's director designation rights under the Stock Purchase Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that the Reporting Persons are the beneficial owner of any shares of Common Stock subject to the Voting Agreement for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
  
  The percentage shown in row 13 is calculated based on 219,300,999 shares of Common Stock issued and outstanding as of October 28, 2025, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CLEAN ENERGY FUELS CORP.
Address of issuer's principal executive offices: 4675 MacArthur Court, Suite 800, Newport Beach, California (CA), 92660
Comment: EXPLANATORY NOTE - The Schedule 13D (as amended and/or supplemented from time to time, the "Schedule 13D") filed with the Commission on May 18, 2018 (the "Initial Statement"), by TotalEnergies SE (formerly known as TOTAL S.A.), a European company (societas europaea or SE) organized under the laws of the Republic of France ("TotalEnergies"), and TotalEnergies Marketing Services SAS (formerly known as TOTAL MARKETING SERVICES S.A.), a societe par actions simplifiee organized under the laws of the Republic of France and a direct wholly owned subsidiary of TotalEnergies ("Purchaser," and together with TotalEnergies, the "Reporting Persons"), relating to shares of the Common Stock of the Issuer, as amended by Amendment No. 1 filed on June 14, 2018, Amendment No. 2 filed on June 7, 2021, Amendment No. 3 filed on June 9, 2021, and Amendment No. 4 filed on June 15, 2021, is hereby amended and supplemented as set forth below by this Amendment No. 5. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: N/A

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented with the following:

As reported in the Schedule 13D, pursuant to the Stock Purchase Agreement, Purchaser possesses the right to designate up to two individuals to serve as directors on Issuer's board of directors (the "Board"). Pursuant to this right, Purchaser has previously designated Aimeric Ramadier and Marc de Guilhem de Lataillade to serve on the Board. On November 17, 2025, each of Messrs. Ramadier and de Guilhem de Lataillade resigned his respective position as members of the Board, effective as of November 18, 2025. The resignations were not the result of any disagreement with the Issuer on any matter regarding its operations, policies, or practices. Purchaser reserves its right pursuant to the Purchase Agreement to appoint Substitute Designees (as defined in the Stock Purchase Agreement) in place of Messrs. Ramadier and de Guilhem de Lataillade.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of the close of business on November 17, 2025, the Reporting Persons are the beneficial owner of 51,127,576 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 51,127,576 shares of Common Stock beneficially owned by the Reporting Persons as of the close of business on November 17, 2025 by (ii) 219,300,999 shares of Common Stock issued and outstanding as of October 28, 2025, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 4, 2025.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: Refer to Item 5(a).
Transactions in the class effected during the past sixty days:
The table below specifies the date, amount and weighted average per share price of shares of Common Stock sold by the Reporting Persons since the most recent filing of Schedule 13D by the Reporting Persons. All transactions reflected in the table below were effected in the open market on the NASDAQ Global Select Market. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during such 60-day period.

Reporting Person Trade Date Number of Shares Price Per Share

TotalEnergies Marketing Services SAS June 15, 2021 750,000 $11.1704(1)

(1) The price reported is the weighted average price. The shares were sold in multiple transactions by TotalEnergies Marketing Services SAS (formerly known as TOTAL MARKETING SERVICES S.A.) at prices ranging from $11.0000 to $11.6800 per share, inclusive. The Reporting Persons undertake to provide, upon request by the staff of the Commission, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote. Per share prices exclude commissions.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- TotalEnergies SE: /s/ Paul Moss-Bowpitt, Authorized Signatory (11/17/2025)
- TotalEnergies Marketing Services SAS: /s/ Paul Moss-Bowpitt, Authorized Signatory (11/17/2025)